SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2005

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Lawsuit Filed by Vidéotron against Bell ExpressVu

MONTREAL, QUEBEC, November 7 2005 — Bell Canada today announced that on November 4, 2005 Vidéotron Ltée and certain of its subsidiaries (the “Plaintiffs”) amended their statement of claim in connection with a lawsuit originally filed against Bell ExpressVu on August 31, 2005. Bell ExpressVu, a subsidiary of Bell Canada, provides digital television services. The amendment increases the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over the last three years, $314.7 million for alleged future losses and $10 million in punitive damages.

The Plaintiffs have alleged that Bell ExpressVu has failed to adequately protect its system against signal piracy, thereby depriving the Plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would be subscribing to Plaintiffs’ services.

Bell ExpressVu believes it has strong defences to this lawsuit and intends to take all appropriate actions to vigorously defend its position.

About Bell Canada
Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information, please visit www.bell.ca.

For more information, please contact:

Pierre Leclerc
Bell Canada Media Relations
514-391-2007
1 877 391-2007
pierre.leclerc@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: November 8, 2005